Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Taronis Technologies, Inc. (f/k/a MagneGas Applied Technology Solutions, Inc. and also f/k/a MagneGas Corporation) on Form S-8 of our report which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, dated April 13, 2018, with respect to our audits of the consolidated financial statements of Taronis Technologies, Inc. as of December 31, 2017 and 2016 and for each of the two years in the period ended December 31, 2017 appearing in the Annual Report on Form 10-K of Taronis Technologies, Inc. for the year ended December 31, 2017.

/s/ Marcum LLP

Marcum LLP
New York, NY
February 6, 2019